





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

PUBLIC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2022 (MM/DD/YY) AND ENDING March 31, 2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMBIT AMERICA INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 Madison Avenue,
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray — (917) 238-1263 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KNAV P.A.
(Name – *if individual, state last, first, middle name*)

1177 Ave .of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, J. Clarke Gray_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ambit America Inc._____, as of 3/31_____, 2023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

Micah A. Taylor Esq
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified In New York County
Commission Expires December 15, 2025

Signature: J. Clarke Gray

Title: CFO

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) *Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.*

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AMBIT AMERICA INC.
STATEMENT OF FINANCIAL CONDITION
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)
March 31, 2023
As a public document

AMBIT AMERICA INC.
CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Ambit America Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ambit America Inc. (hereinafter referred to as "the Company") as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KNAV P.A.

We have served as the Company's auditor since 2023.

New York, New York
May 31, 2023

KNAV P.A.
Certified Public Accountants
1177 Avenue of Americas, 5th Floor, New York, NY 10036 T 1 678 584 1200 F 1 770 676 6082 E admin@knavcpa.com
2023-162-US

I

AMBIT AMERICA INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2023

Assets

Cash	$	1,365,914
Due from Affiliate		14,059
Receivable from Clients		3,300
Property and Equipment (net of accumulated depreciation of $2,396)		712
Other Assets		41,918
Total Assets	$	1,425,903

Liabilities and Stockholder's Equity

Liabilities

Accounts Payable and Accrued Expenses	$	46,674
Total Liabilities		46,674

Stockholder's Equity

Common stock - $100 par value, 20,000 shares authorized, 9,500 shares, issued and outstanding		950,000
Retained Earnings		429,229
Total Stockholder's Equity		1,379,229
Total Liabilities and Stockholder's Equity	$	1,425,903

The accompanying notes are an integral part of this financial statement.

1. Organization and nature of business

Ambit America Inc. (the "Company"), a wholly owned subsidiary of Ambit Private Limited (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of chaperoning trades executed on the Indian exchanges by its India affiliate, Ambit Capital Private Limited (the "Affiliate") under Rule 15a-6 of the Securities Exchange Act. The Company also distributes research reports under the same Rule.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The functional currency of the Company is the U.S. Dollar.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less, at the time of purchase, to be cash equivalents. At March 31, 2023, the Company did not have any cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful lives for office equipment over two to five years, computers over three to six years, and furniture over ten years.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state, local and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2019. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state, local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Leases

The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of March 31, 2020) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company made a policy election to recognize short-term lease payments as an expense on a straight-line basis over the lease term.

The Company determines if an arrangement is a lease at the inception of the contract. The Company's operating lease is included in Right of Use (ROU) assets. The operating ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. As the Company's lease does not provide an implicit rate, the Company utilized an estimated incremental borrowing rate based on information available at commencement date in determining the estimated present value of future payments.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

The Company entered into a new lease with WeWorks effective February 24, 2022 which expired September 30, 2022. Subsequent to September 30, 2022, the Company has utilized the office space of a consultant at no additional charge.

Credit Losses

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company's facility service fee and research revenue are impacted by the guidance.

Related-party transactions

During the year, the Company received facility service fee revenue from the Affiliate for providing

2. Summary of significant accounting policies (continued)

Related-party transactions(continued)

chaperoning services under Rule 15a-6 of the Securities Exchange Act, 1934. As of March 31, 2023, the Company has a due from affiliate of $14,059 which includes facility service fees.

The Company and its Parent entered into an expense-sharing agreement which provides business support to the Company for services such as IT, human resources, legal, finance and accounting. As consideration for these services, the Company is charged a monthly fee by its Parent. The fee is based on the Parent company's costs to provide the services. The Parent has waived the payment of the service fee through and for the year ended March 31, 2023.

3. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2023 the Company had net capital of $1,319,240, which exceeded the minimum requirement of $250,000 by $1,069,240. At March 31, 2023, the Company's ratio of aggregate indebtedness to net capital was 0.03538 to 1.

5. Commitments and contingencies

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results of these examinations will not materially affect the Company's financial position or results of operations.

6. Off-balance-sheet risk and concentrations of credit risk

From time to time, the Company maintains its cash in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. The cash balances in excess of FDIC limit were $1,115,914 as of March 31, 2023.

7.   Retirement Plans

The Company maintains a 401(k) retirement plan (the "Plan") for the benefit of its eligible employees who can voluntarily participate. All employees are eligible to join the Plan upon the one-year anniversary of their date of hire and attaining the age of 21. Employees make contributions to the Plan in amounts based upon limits established by Sections 402(g) and 414(v) of the Internal Revenue Code. The Company contributes to the Plan by means of a 100% matching contribution up to 6% of the employee elective deferral. Since the last eligible employee resigned in October, 2022 there will not be any need to maintain the retirement plan.

9. Russia-Ukraine Conflict

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions. The Company's management is continuing to monitor the situation in Ukraine and globally and assessing its potential impact on the Company's operations.

10. Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2023, through May 31, 2023, the date of issuance of this financial statement. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statement.